FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Inscription in Securities Register N° 0114

Santiago, October 27, 2014

Ger. Gen. N°  159/2014.

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and established under General Norm N° 30 of the Superintendence, and duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), I hereby inform you of the following significant event:

On September 29, 2014, law N° 20,780 was published in the Diario Oficial, which introduces modifications to the income tax system and other tax system. The Act establishes the replacement of the current tax system, beginning in 2017, by two alternative tax systems: the attributed income system and partially integrated system. Along with the above, law N° 20,780 states that beginning in 2014, a progressive rise in rates to First Category tax, which will reach 27%, in the event that a corporation opts for the partially integrated system. In the event that a corporation opts for the system of attributed income maximum rate of this tax will reach 25%. The same law establishes that corporations will use the partially integrated system by default, unless a future shareholders’ meeting agrees to opt for the system of attributed income.

On October 17, 2014, the Superintendence of Securities and Insurance published the Official Letter N° 856, which established that notwithstanding the provisions of the International Accounting Standards, differences in assets and liabilities for deferred taxes arising as a direct effect from the increase in the First Category tax rate introduced by the law 20,780 must be recorded in the respective exercise against equity.

As a result, and due to the enactment of the law N ° 20.780, Endesa Chile has proceeded to estimate the impact of the application of this rule on its Consolidated Financial Statements, assuming that the partially integrated was implemented, since this system, by default, should apply to corporations which have not held an Extraordinary shareholders’ meeting to adopt the alternative system.

For local purposes, and following the publication of the Official Letter N° 856 mentioned above, the estimated differences in assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category tax rate, result in a charge to the net equity of Ch$ 62,039 million (US$ 103.5 million approximately), decreasing the parent company’s equity by Ch$ 60,685 million (US$ 101.3 billion approximately). These effects will be included in our Consolidated Financial Statements as of September 30 of this year.

For international purposes, because Endesa Chile is listed on the New York Stock Exchange and on Latibex, Endesa Chile must publish its Annual Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), the estimated impact of the law N° 20,780 on its Consolidated Financial Statements due to the application of this standard, will result in a net charge to tax on earnings of Ch$ 62,093 million  (US$ 103.5 million approximately) reducing the profits of the parent company by Ch$ 60,685 million (US$ 101.3 million approximately).

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 27, 2014